CIRCOR INTERNATIONAL, INC.
c/o CIRCOR, Inc.
30 Corporate Drive, Suite 200, Burlington, MA 01803-4238

July 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Circor International, Inc Request for Withdrawal of Registration Statement on Form S-8 Inadvertently Filed as a Registration Statement on Form S-B (File No. 333-190249)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission permit the withdrawal of its Registration Statement on Form S-8 (the “Form S-8”), including all exhibits thereto (File No. 333-190249), which was inadvertently filed on July 30, 2013 labeled in the Edgar submission header only as a Registration Statement on Form S-B form type.  The Company intends to promptly file the Form S-8 correctly labeled as a Form S-8 and understands that the filing fee paid with the inadvertent filing described above will not be refunded but can be re-applied to the proper re-filing of the Form S-8.  No securities have to date been sold in connection with the offering registered on the Form S-8.

If you have any questions, please do not hesitate to contact the undersigned at 617-270-1255 or Company counsel, David Cifrino at McDermott Will & Emery, at 617-535-4034.

Very truly yours,

CIRCOR INTERNATIONAL, INC.

By: /s/ Alan J. Glass
Alan J. Glass
Vice President, General Counsel & Secretary, duly authorized

Cc: David A. Cifrino, Esq.